SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 10, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces that it was allocated a frequency bandwidth that will enable the company to offer 4G services on a 20 MHz band

PARTNER COMMUNICATIONS ANNOUNCES THAT IT
WAS ALLOCATED A FREQUENCY BANDWIDTH
THAT WILL ENABLE THE COMPANY TO OFFER 4G
SERVICES ON A 20 MHz BAND

ROSH HA'AYIN, Israel ,August 10, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that it was allocated yesterday a frequency bandwidth of 5MHz in the 1800MHz spectrum, which the Company was awarded, as part of the 4G frequencies tender conducted by the Ministry of Communications in January 2015.

This frequency allocation, in addition to the 10 MHz that are in the Company's use, together with the receipt of 5 MHz band that Hot Mobile Ltd. ("HOT Mobile"), a party to the joint venture ("JV") of the two companies, will allow Partner to realize a 20 MHz band for its 4G services and offer its customers a significantly improved data experience through a national deployment of its 1,400 4G sites that are already active.

In addition, the Ministry of Communications granted a special license for the provision of Mobile Radio Telephone Services to the JV pursuant to a network sharing agreement signed in November 2013 between Partner and HOT Mobile.

For further details, please see the Company's press releases and immediate reports (on Form 6-K) dated November 8, 2013, at: http://maya.tase.co.il/bursa/report.asp?report_cd=854655 or http://www.sec.gov/Archives/edgar/data/1096691/000117891313003091/zk1313845.htm, May 22, 2014, at: http://maya.tase.co.il/bursa/report.asp?report_cd=898380 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314001802/zk1414995.htm  July 3, 2014, at: http://maya.tase.co.il/bursa/report.asp?report_cd=907443 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314002218/zk1415195.htm and dated July 15, 2014 at: http://maya.tase.co.il/bursa/report.asp?report_cd=909701 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314002294/zk1415235.htm

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors, "Item 4. Information about the Company", "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: August 10, 2015